SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR
15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2007

Prana Biotechnology Limited
(Name of Registrant)

Level 1, 100 Dorcas Street, South Melbourne, Victoria 3205 Australia
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X  Form 40-F __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes __   No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _________

PRANA BIOTECHNOLOGY LIMITED

6-K Items

1. NOTICE OF GENERAL MEETING

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PRANA BIOTECHNOLOGY LIMITED (Registrant)

By:	/s/ Geoffrey Kempler
Geoffrey Kempler, Executive Chairman

Date:  September 12, 2007

PRANA BIOTECHNOLOGY LIMITED
ABN 37 080 699 065

NOTICE OF GENERAL MEETING

Notice is given that a General Meeting of Shareholders of Prana Biotechnology Limited ("the Company”) will be held at 10.00am on Monday, 15 October 2007 at Peppin Merino Room, Ground Floor, 369 Royal Parade, Parkville, Victoria, 3052.

PROPOSED RESOLUTION

To consider and, if thought fit, to pass the following resolution as an ordinary resolution with or without amendment:

Resolution:    Approval of Issue of Shares and Options

“That Members approve the issue of up to 35,087,700 ordinary shares in the capital of the Company (deemed fully paid) to raise up to AUD$10 million before costs together with attaching 2 for 6 free attaching options, as described in the Explanatory Note accompanying and forming part of the Notice of Meeting.”

Dated: 12 September 2007

By the order of the Board

Richard Revelins
Company Secretary
Prana Biotechnology Limited

The accompanying Explanatory Note and the Proxy and Voting Instructions form part of this Notice of Meeting.

PROXY AND VOTING INSTRUCTIONS

Proxy Instructions

A member who is entitled to vote at a meeting may appoint:

(a)	one proxy if the member is only entitled to one vote; and
(b)	one or two proxies if the member is entitled to more than one vote.

Where more than one proxy is appointed each proxy may be appointed to represent a specific proportion of the member’s voting rights. If the appointment does not specify the proportion or number of votes each proxy may exercise, each proxy may exercise half of the votes in which case any fraction of votes will be disregarded.

The proxy form (and the power of attorney or other authority, if any, under which the proxy form is signed) or a copy or facsimile which appears on its face to be an authentic copy of the proxy form (and the power of attorney or other authority) must be lodged at or sent by facsimile transmission to the registered office of the Company at Suite 2, 1233 High Street, Armadale, Victoria, 3143 or facsimile (03) 9824 8161 (from outside Australia: +61 3 9824 8161) not less than 48 hours before the time for holding the Meeting, or adjourned meeting as the case may be, at which the individual named in the proxy form proposes to vote.

The proxy form must be signed by the member or his/her attorney duly authorised in writing or, if the member is a corporation, in a manner permitted by the Corporations Act. A proxy given by a foreign corporation must be executed in accordance with the laws of that corporation’s place of incorporation.

The proxy may, but need not, be a member of the Company. A proxy form is attached to this Notice.

Corporate Representatives

Any corporation which is a member of the Company may authorise (by certificate under common seal or other form of execution authorised by the laws of that corporation’s place of incorporation, or in any other manner satisfactory to the chairperson of the Meeting) a natural person to act as its representative at any general meeting.

Time & Currency

All times and dates stated are times and dates in Melbourne, Victoria, Australia. All references to currency (whether as "AUD$" or otherwise are references to Australian currency.

Voting Entitlement

For the purposes of the Corporations Act and Corporations Regulations shareholders entered on the Company’s Register of Members as at 7pm, 13 October 2007 are entitled to attend and vote at the meeting.

On a poll, members have one vote for every fully paid ordinary share held. Holders of options are not entitled to vote.

Voting Exclusion Statement

The Company will disregard any votes cast on the Resolution by:

a)	a person who may participate in the proposed issue and a person who might obtain a benefit, except a benefit solely in the capacity of a holder of ordinary shares, if the Resolution is passed; or

b)	any associate of those persons.

However, the Company need not disregard a vote on the Resolution if:
•	It is cast by a person as proxy for a person who is entitled to vote, in accordance with the directions on the proxy form; or

•	It is cast by the person chairing the meeting as proxy for a person who is entitled to vote, in accordance with a direction on the proxy form to vote as the proxy decides.

EXPLANATORY NOTE

Shareholder approval is sought for a proposed issue of up to 35,087,700 ordinary shares in the capital of the Company (deemed fully paid) to raise up to AUD$10 million before costs, together with attaching 2 free attaching options for each 6 shares issued (rounding down fractional entitlements).

The shares will be allotted at an issue price of 28.5 Australian cents (AUD$0.285) per share to be adjusted for AUD/USD foreign exchange differences.

The funds to be raised by the issue of shares will be used to fund the Company's ongoing clinical trial program and working capital requirements.

The shares and options are to be issued to institutional investors in the United States including clients of Brimberg & Co of New York, and US investors and exempt Australian investors identified by the Company.

With each six ordinary shares subscribed for the Company will also issue each successful applicant, for no consideration:

•	one option to purchase one ordinary share, having an exercise price of AUD$0.37 (37 Australian cents) and expiring on 31 October 2010; and

•	one option to purchase one ordinary share, having an exercise price of AUD$0.43 (43 Australian cents) and expiring on 30 November 2010.

The full terms of the options are set out below.

The ordinary shares issued to successful applicants and issued upon exercise of the options will be deemed fully paid and will rank equally with the Company's issued ordinary shares.

Under ASX Listing Rule 7.1 an entity must not issue, or agree to issue, more than fifteen percent (15%) of its capital in any 12 month period without the approval of its shareholders. By obtaining shareholder approval for the issue of the ordinary shares and options the subject of the Resolution, the Company retains the ability to issue up to fifteen per cent (15%) of its capital to take advantage of any future capital raising opportunities.

The shares and options will be issued progressively upon receipt of application monies, within three months after the date of the meeting.

Option Terms

The following terms apply to options issued as free attaching options, specified upon issue as having either of the following expiry dates and respective exercise prices:

Expiry Date	Exercise price
31 October 2010	AUD$0.37 (37 Australian cents)
30 November 2010	AUD$0.43 (43 Australian cents)

•	Each option entitles the holder to one fully paid ordinary share in the capital of Prana Biotechnology Limited [ACN 080 699 065] ("the Company").

•
Options are exercisable at any time prior to 5.00pm Melbourne Time on the applicable Expiry Date set out in the above table, by giving notice in writing to the Company together payment of the Exercise Price for the number of shares in respect of which the options are exercised to the registered office of the Company. Any option that has not been exercised prior to the applicable Expiry Date automatically lapses.

•	The Exercise Price of each option is the applicable amount (in Australian currency) set out in the above table, and is payable in full on exercise.

•
Subject to the Corporations Act, the Listing Rules of ASX Limited ("ASX"), the Constitution of the Company and any other applicable laws or restriction obligations options are freely transferable. The Company may at its discretion make application to ASX for official quotation of the options but is not obliged to do so.

•
All shares issued upon exercise of options will be fully paid ordinary shares ranking pari passu in all respects with, and having the same terms as, the Company’s then issued ordinary fully paid shares. The Company will apply to ASX for official quotation of all shares issued upon exercise of options, subject to any restriction obligations imposed by ASX.

•	The options will not give any right to participate in dividends until shares are issued pursuant to the exercise of the relevant options.

•
There are no participation rights or entitlements inherent in the options and holders will not be entitled to participate in new issues of capital offered to shareholders during the currency of the options. The Company will give option holders at least 7 business days notice to allow for conversion of options prior to a record date in relation to any offer of securities made to shareholders.

•
In the event of any reconstruction (including consolidation, sub-division, reduction or return) of the issued capital of the Company prior to the Expiry Date, the number of options or the exercise price of the options or both shall be reconstructed in accordance with and to the extent necessary to comply with the Listing Rules of ASX applying to a reorganisation of capital at the time of the reconstruction.

PRANA BIOTECHNOLOGY LIMITED
ABN 37 080 699 065
PROXY FORM

If the Chair of the meeting is appointed as
your proxy, or may be appointed by default
and you do not wish to direct your proxy how
to vote as your proxy in respect of
a resolution, please place a mark in this box:

I/We ________________________________________________________

of _______________________________________________________
being a member(s) of Prana Biotechnology Limited ("the Company")
and entitled to ____________________ shares appoint:
Name of Proxy: ________________________________________________
[write the name of the person you are appointing if this person is someone other than the Chair of the meeting]

Address of Proxy: ________________________________________________

or in his/her absence or if no person is named, the Chair of the meeting as my/our proxy act generally at the meeting on my/our behalf and to vote on my/our behalf at the General Meeting of the Company to be held at Peppin Merino Room, Ground Floor, 369 Royal Parade, Parkville, Victoria, 3052 on Monday, 15 October 2007 at 10.00am and at any adjournment of that meeting.

If two proxies are appointed, complete the following sentence:

This proxy is authorised to exercise ……………….. votes/ ……….. % of my/our total voting rights.

By marking this box you acknowledge that the Chair of the meeting may exercise your proxy even if he has an interest in the outcome of the resolution(s) and that votes cast by the Chair of the meeting for those resolutions other than as proxy holder will be disregarded because of that interest.

If you do not mark this box, and you have not directed your proxy how to vote, the Chair will not cast your votes on the resolution and your votes will not be counted in calculating the required majority if a poll is called on the resolution.

The Chairman intends voting undirected proxies in favour of the resolutions in which he is permitted to vote.

Proxy Instructions

To instruct your proxy how to vote, tick or insert an ‘X’ in the appropriate column against each resolution set out below.
If you do not instruct your proxy how to vote on a resolution, your proxy may vote as he/she thinks fit or abstain from voting.
I/We direct my/our proxy to vote as indicated below:
		For	Against	Abstain*

Resolution:	Approval of Issue of Shares and Options
* If you tick or insert an 'X' in the Abstain box for a resolution, you are directing your proxy not to vote on your behalf on that resolution and your votes will not be counted in determining the number of votes cast on, or the majority required to pass, that resolution.

If a person: ____________________________ (Signature) ____________________________ Name (print) Date: _____/_____/_____	If a company: EXECUTED by: ___________________ in accordance with Name of company (print) the Corporations Act __________________ ________________ (Signature) (Signature) Date: _____/_____/_____
This proxy and any power of attorney or other authority under which it is signed (or a certified copy) must be lodged at:
(a)	Suite 2, 1233 High Street, Armadale, Victoria, 3143; or
(b)	facsimile number (03) 9824 8161 (from outside Australia: +61 3 9824 8161)
by 10.00am 13 October 2007, being not less than 48 hours before the time for holding the meeting or adjourned meeting as the case may be.